2019 Earnings Distribution

Ecopetrol S.A. (BVC: ECOPETROL; NYSE: EC) informs that the ordinary General Shareholders’ Meeting, held on March 27, 2020, approved the earnings distribution proposal presented for their consideration,  which establishes the distribution of an ordinary dividend per share of one hundred and eighty pesos (COP$ 180).

The dividend of the minority shareholders will be paid in a single installment on April 23, 2020.

The dividend of the majority shareholder will be paid in two installments: 14% of the dividend on April 23, 2020, and the payment of the remaining 86% of the dividend to be disbursed in the second half of 2020.

                                               Bogotá, March 27, 2020

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This release contains statements that may be considered forward looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. All forward-looking statements, whether made in this release or in future filings or press releases or orally, address matters that involve risks and uncertainties, including in respect of the Company’s prospects for growth and its ongoing access to capital to fund the Company’s business plan, among others. Consequently, changes in the following factors, among others, could cause actual results to differ materially from those included in the forward-looking statements: market prices of oil & gas, our exploration and production activities, market conditions, applicable regulations, the exchange rate, the Company’s competitiveness and the performance of Colombia’s economy and industry, to mention a few. We do not intend, and do not assume any obligation to update these forward-looking statements.

For further information, please contact:

Juan Pablo Crane de Narváez

Head of Capital Markets

Phone: (+571) 234 5190

E-mail: investors@ecopetrol.com.co

Jorge Mauricio Tellez

Media Relations (Colombia)

Phone: (+ 571) 234 4329

E-mail: mauricio.tellez@ecopetrol.com.co